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                                                                 Exhibit (a)(20)

Dear

     On behalf of Portal Software, Inc. (the "Company"), I am writing to provide you with the results of the Company's recent Offer to Exchange ( the "Offer") certain outstanding options with an exercise price of $5.00 or more per share and other Required Options (collectively, the "Options") which were granted under the Company's various stock option plans for New Options (the "New Options"). The Company will grant the New Options under (i) its 1999 Stock Incentive plan (the "1999 Plan") for returned options originally granted under either the 1995 Stock Option/Stock Incentive Plan (the "1995 Plan") or the 1999 Plan or (ii) under its 2000 Supplemental Stock Option Plan (the "2000 Plan") for returned options originally granted under the 2000 Plan. All capitalized terms used in this letter which are not defined herein have the meanings given to those terms in the Offer.

     The Offer expired at 11:59 p.m., Pacific Daylight Time, on August 4, 2001. Promptly following the expiration of the Offer and pursuant to the terms and conditions of the Offer, the Company accepted for exchange Options tendered to it for a total of ________ shares of the Company's Common Stock and cancelled all such Options.

     Pursuant to the Offer, you tendered Options for exchange as set forth on Attachment A to this letter. The Company has accepted each of your tendered Options (i.e., the Eligible Options that you marked "Exchange - Yes" on the Election Form and all Required Options) in exchange for New Options to be granted, and each of your tendered Options has been cancelled. Accordingly, you have no further right or entitlement to purchase any shares of the Company's Common Stock pursuant to the terms of those cancelled Options.

     In accordance with the terms and conditions of the Offer, you will have the right to receive New Options exerciseable for 75% of the number of shares (rounded down to the nearest whole share) that were subject to the Option that we have accepted for exchange and cancelled, as those Eligible and Required Options are more particularly identified on Attachment A.

     The New Options will be subject to the terms and conditions of (i) the 1999 Plan (with respect to returned Options granted under the 1995 Plan or the 1999
Plan) or the 2000 Plan (with respect to returned Options granted under the 2000
Plan), as applicable, and (ii) a new stock option agreement between you and the Company. Each New Option granted to employees will have the same vesting schedule measured from the same vesting commencement date as was applicable to the cancelled Option it replaces, and you will not lose any vesting credit as a result of your participation in the exchange offer.

     New Options granted to employees located outside the United States may be subject to certain restrictions and limitations which are described in the country specific Addenda attached as exhibits to the Offer.

     All New Options will be non-statutory options for U.S. tax purposes, regardless of whether the Options returned for exchange were incentive stock Options.
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     In accordance with the terms of the Offer, the New Options will be granted to you on or promptly after (but not later than 20 trading days after) ___________, 2001. The exercise price of the New Option will be the last reported sale price of the Company's Common Stock as reported on the Nasdaq National Market on the grant date.

     At the time the New Options are granted, you will receive a New Option agreement for each of your New Options which will be executed by the Company and which you must subsequently sign and return.

     In accordance with the terms of the Offer, you must remain an employee of the Company or one of its subsidiaries from the date you tendered options through the date your New Options are granted in order to receive your New Options. If you do not remain an employee for the required period, you will not receive any New Options or any other payment or consideration for the Options tendered by you and cancelled by the Company.

     Because you have chosen to tender one or more of your Eligible Options for New Options, any option grants, including without limitation, any discretionary merit or promotional options that may be approved for you as part of a promotion or other merit review or adjustment, will also be delayed and, if applicable, will be granted on or promptly after ____________, 2001.

     If you have any questions about you rights in connection with the grant of a New Option, please contact our HR Operations or Legal department at 408-572-2000 or HR Operations via email: lfarrar@portal.com (US) scrabb@portal.com
(EMEA) or mchen@portal.com (Asia-Pacific) or Legal Department via email: mgaynor@portal.com or sabiha@portal.com. or __________________.

     Sincerely,

___________________
___________________
___________________
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                                  ATTACHMENT A


                  Options Accepted for Exchange and Cancelled